SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. )*

                      CONVEX COMPUTER CORPORATION
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                             (Name of Issuer)

                      Common Stock, $.01 par value
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                     (Title of Class of Securities)

                             212578108
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                            (CUSIP Number)

         D. Craig Nordlund, Secretary and Associate General Counsel
                          Hewlett-Packard Company
                        Corporate Legal Department
                       3000 Hanover Street, MS: 20BQ
                       Palo Alto, California  94304
                              (415) 857-2645
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                            October 17, 1995
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         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             SCHEDULE 13D

CUSIP No. 212578108

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1    Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
Persons

     Hewlett-Packard Company   I.R.S. Identification No. 94-1081436
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2    Check the Appropriate Box if a Member of a Group
                                                          (a) [ ]
     Not applicable                                       (b) [ ]
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3    SEC Use Only

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4    Source of Funds

     WC
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5    Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)
                               [   ]

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6    Citizenship or Place of Organization

     California
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7    Sole Voting Power

     NUMBER OF                  1,535,694
      SHARES             ------------------------------------------------
   BENEFICIALLY
     OWNED BY            8    Shared Voting Power
      EACH
    REPORTING                   0
     PERSON             ------------------------------------------------
      WITH
                         9    Sole Dispositive Power

                                1,535,694
                        ------------------------------------------------

                          10   Shared Dispositive Power

                                0
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11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,535,694 shares
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12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares
                                                                   [   ]

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13       Percent of Class Represented by Amount in Row (11)

         5.66%*
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14       Type of Reporting Person

         CO
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*All calculations are based on 26,791,532 shares of Convex Computer
Corporation Common Stock outstanding as of October 6, 1995.



Item 1.   Security and Issuer.

     The title of the class of equity securities to which this statement relates is common stock, $.01 par value (the "Convex Common Stock"). The name of the issuer is Convex Computer Corporation, a Delaware corporation ("Convex"). Convex's principal executive offices are located at 3000 Waterview Parkway, Richardson, Texas 75080.

Item 2.   Identity and Background

     This statement is being filed by Hewlett-Packard Company, a California corporation ("Hewlett-Packard"). The address of Hewlett-Packard's principal executive offices is 3000 Hanover Street, Palo Alto, California 94304. Hewlett-Packard, together with its consolidated subsidiaries (included in the term "Hewlett-Packard" for purposes of this paragraph), is engaged worldwide in the design, manufacture and service of electronic equipment and systems for measurement, computation and communications. Hewlett-Packard offers a wide variety of systems and standalone products, including computer systems, personal computers, printers and other peripheral products, electronic test equipment and systems, medical electronic equipment, calculators and other personal information products, solid state components and instrumentation for chemical analysis. These products are used in industry, business, engineering, science, education and medicine.

     Hewlett-Packard has never been convicted in a criminal proceeding, and is not and has not been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Hewlett-Packard has acquired $7,000,000 Debentures (as defined below) which are convertible into an aggregate of 321,839 shares of Convex Common Stock. "Debentures" refers to $53,500,000 6% Convertible Subordinated Debentures due March 1, 2012 issued by Convex which Debentures are convertible into shares of Convex Common Stock at a conversion price of $21.75 per share. The aggregate purchase price for the $7,000,000 Debentures was $6,191,250, which purchase price was paid with funds derived from Hewlett-Packard's working capital and cash reserves.

Item 4.   Purpose of Transaction.

     Hewlett-Packard has acquired the Debentures in connection with the proposed merger (the "Merger") between Gemini Project Corporation, a Delaware corporation and wholly-owned subsidiary of Hewlett-Packard ("Subsididary"), and Convex pursuant to which Convex will become a wholly-owned subsidiary of Hewlett-Packard. At the effective time of the Merger (the "Effective Time"), each outstanding share of Convex Common Stock (other than shares owned by Hewlett-Packard, Subsidiary or any other direct or indirect subsidiary of HP, or held in treasury by Convex) will be converted into the right to receive that fraction of a share of common stock, $1.00 par value, of Hewlett-Packard (the "HP Common Stock") to be determined by dividing $4.83 by the average closing price of HP Common Stock for the ten trading day period ending two trading days prior to the Effective Time. At the Effective Time the directors and officers of Subsidiary will become the directors and officers of the surviving corporation. It is anticipated that following the effectiveness of the Merger, the Convex Common Stock will be delisted from the New York Stock Exchange. The terms and conditions of the proposed Merger are set forth in the Agreement and Plan of Merger dated September
21, 1995 among Hewlett-Packard, Subsidiary and Convex which appears as Exhibit A to this statement and which is hereby incorporated by reference.



Item 5.   Interest in Securities of the Issuer.

(a) Pursuant to the Common Stock Purchase Agreement dated March 18, 1992 between Convex and Hewlett-Packard, Hewlett-Packard holds 1,213,855 shares of Convex Common Stock which constitutes approximately 4.53% of the outstanding Convex Common Stock. Hewlett-Packard also holds Debentures convertible into an aggregate of 321,839 shares of Convex Common Stock at a conversion price of $21.75 per share. The closing price for Convex Common Stock on the New York Stock Exchange Composite Transactions on October 26, 1995 was $4.50 per share.

(b)     Reference is made to items 7-10 of the cover page hereto.

(c) On the following dates, through Goldman, Sachs & Co. and Baird, Patrick & Co. Inc., respectively, Hewlett-Packard purchased the Debentures at the following prices:

Date of Transaction     Principal Amount    Aggregate Purchase Price

     10/02/95            $2,000,000.00       $1,760,000.00
     10/17/95            $5,000,000.00       $4,431,250.00

     Except as described in this statement, Hewlett-Packard has not effected any transactions in shares of Convex equity stock during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          See Item 4.

Item 7.   Material to be Filed as Exhibits.

          Exhibit A: Agreement and Plan of Merger among Hewlett-Packard Company, Gemini Project Corporation and Convex Computer Corporation dated September 21, 1995*

* Incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4 (File No. 33-63643) filed by Hewlett-Packard Company with the Securities and Exchange Commission on October 24, 1995.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 27, 1995
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Date

D. Craig Nordlund
Secretary and Associate General Counsel